

02005825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8- 51101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Traderight Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2424 Federal Highway, Suite 350
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Evangelista (561) 338-0607
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Salberg & Company, P.A.
(Name — *if individual, state last, first, middle name*)

20283 State Road 7, Suite 300	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jygnesh Patel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Traderight Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public


CARL GESSNER
COMMISSION # CC868656
EXPIRES SEP 01, 2003
BONDED THROUGH
ADVANTAGE NOTARY
NOTARY PUBLIC
STATE OF FLORIDA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Traderight Corp.
(d/b/a Traderight Securities)

Contents



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Independent Auditors' Report

To the Board of Directors of:
Traderight Corp.
(d/b/a Traderight Securities)

We have audited the accompanying statement of financial condition of Traderight Corp. (d/b/a Traderight Securities) as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Traderight Corp. (d/b/a Traderight Securities) at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in the all material respects in relation to the basic financial statements taken as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
January 28, 2002

20283 State Road 7, Suite 300 • Boca Raton, FL 33498
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA SEC Practice Section

Traderight Corp.
(d/b/a Traderight Securities)
Statement of Financial Condition
December 31, 2001

Assets

Cash	$	150,515
Receivables from clearing organization		4,393,105
Prepaid expenses		9,668
Officer loans		11,408
Deposits with clearing organization and others (cash of $9,436 and Treasury-Bills of $232,895)		242,331
JBO investment in clearing organization, at cost		10,000
Total Assets	$	4,817,027

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable	$	10,567
Accrued expenses		49,332
Marketable securities sold, not yet purchased, at market value		2,079,000
Total Liabilities		2,138,899
Stockholders' Equity		
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding		500
Additional paid-in capital		5,062,248
Accumulated deficit		(2,384,620)
Total Stockholders' Equity		2,678,128
Total Liabilities and Stockholders' Equity	$	4,817,027

See accompanying notes to financial statements.

Traderight Corp.
(d/b/a Traderight Securities)
Statements of Operations
Year Ended December 31, 2001

Revenues	
Commissions	$ 871,781
Trading losses	(339,904)
Rebates on shorts	7,529
Interest and dividends	79,242
Total Revenues	618,648
Operating Expenses	
Compensation	225,570
Clearing costs	465,635
Communications and data processing	100,512
Depreciation	17,549
Professional fees	24,436
Occupancy	54,646
Equipment leases	60,896
Other expenses	84,434
Total Operating Expenses	1,033,678
Loss from Operations	(415,030)
Other income (expense)	
Interest expense	(3,600)
Net Loss	$ (418,630)

See accompanying notes to financial statements.

Traderight Corp.
(d/b/a Traderight Securities)
Statements of Changes in Stockholders' Equity
Year Ended December 31, 2001

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2000	500	500	2,171,248	(1,635,746)	536,002
Capital contributions	-	-	2,891,000	-	2,891,000
S Corporation distributions	-	-	-	(330,244)	(330,244)
Net Loss, 2001	-	-	-	(418,630)	(418,630)
Balance, December 31, 2001	500	$ 500	$ 5,062,248	$ (2,384,620)	$ 2,678,128

See accompanying notes to financial statements.

Traderight Corp.
(d/b/a Traderight Securities)
Statements of Cash Flows
Year Ended December 31, 2001

Cash Flows from Operating Activities:		
Net loss	$	(418,630)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		17,549
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organization		(4,384,342)
Prepaid expenses		2,410
Increase (decrease) in:		
Accounts payable and accrued expenses		39,681
Securities sold, not yet purchased		2,079,000
Net Cash Used in Operating Activities		(2,664,332)
Cash Flows from Investing Activities:		
Proceeds from sale of property and equipment to related party		130,000
Purchase of equipment		(15,000)
Repayment of loan		(120,000)
Officer loan disbursements		(11,408)
Disbursement for JBO stock investment		(10,000)
Disbursement for deposits and other assets		(236,921)
Net Cash Used in Investing Activities		(263,329)
Cash Flows from Financing Activities:		
Capital contributions		2,891,000
S Corporation distributions		(65,000)
Net Cash Provided by Financing Activities:		2,826,000
Net decrease in cash		(101,661)
Cash at Beginning of Year		252,176
Cash at End of Year	$	150,515

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for		
Interest	$	3,600

Supplemental Schedule of Non-Cash Investing and Financing Activities:

During 2001, while an S Corporation, the Company sold property and equipment with a book value of $391,944 to an affiliate of the sole stockholder for $130,000 cash. The loss of $261,944 was recorded as a stockholder distribution.

During 2001, the Company transferred NASDAQ stock with a book value of $3,300 held as an investment to its sole stockholder. The $3,300 was recorded as a stockholder distribution.

See accompanying notes to financial statements.

Traderight Corp.
(d/b/a Traderight Securities)
Notes to Financial Statements
December 31, 2001

Note 1 Organization and Nature of Business

Traderight Corp. d/b/a Traderight Securities (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company, a wholly-owned subsidiary of Tradeology Securities, LLC, (the "Parent") was organized under the laws of the State of Florida on December 1, 1997 and is headquartered in Boca Raton, Florida.

The Company is a fully disclosed introducing NASD broker dealer. The Company focuses on day trading and firm trading.

Note 2 Summary of Significant Accounting Policies

(A) Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(B) Use of Estimates

In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results may differ from these estimates.

(C) Cash

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with an original maturities of three months or less to be cash equivalents.

(D) Securities Owned, and Securities Sold, Not Yet Purchased

Marketable Securities owned, and sold, not yet purchased, are recorded at market values. Unrealized gains or losses are recognized in operations.

(E) Depreciation

Depreciation was provided on a straight-line basis using estimated useful lives of 5 to 10 years. All property and equipment was sold to an affiliate under a sale-leaseback

arrangement from January to April 2001. The Company was then sold and the lease was terminated under the terms of the sale agreement.

(F) Revenue Recognition

Commission revenue is recorded on the settlement date and proprietary trading gains and losses are recorded on a trade-date basis.

(G) Income Taxes

Through April 30, 2001, the Company was classified as an S Corporation under the Internal Revenue Code. Accordingly, in lieu of paying corporate taxes, the stockholder was taxed individually on the corporate profit or loss. Effective May 1, 2001, the Company's S Corporation election was terminated as a result of its acquisition by the Parent.

From May 1, 2001, the Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period, which includes the enactment date.

Note 3 Receivable from Clearing Organization

Amounts receivable are from one clearing organization and consist of the following at December 31, 2001:

Proprietary trading account cash balance	$ 4,258,690
Commissions and interest receivable	134,415
	$ 4,393,105

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 4 Marketable Securities Sold, Not Yet Purchased

Marketable securities sold, not yet purchased, consist of trading securities at market value as follows:

Corporate stock	$ 2,079,000

Note 5 Stockholders' Equity

During 2001, while operating as an S Corporation, the Company distributed $65,000 cash, $3,300 in marketable securities to its then sole stockholder and $261,944 net book value of property and equipment to an affiliate of its then sole stockholder. The Company was then purchased by Tradeology Securities, LLC.

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital of $2,095,015, which was $1,995,015 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0286 to 1.

Note 7 Concentrations

The Company is engaged in trading and brokerage activities and clears its transactions through another broker-dealer on a fully disclosed basis. At December 31, 2001, the Company maintained cash balances and receivables aggregating $4,393,105 and deposits of $234,827 at that clearing broker-dealer. Such balances represent approximately 96% of the total assets of the Company at December 31, 2001 and are not Federally insured.

Approximately 99% of the Company's revenue is derived from propriety trading and customer accounts held by the Parent.

The Company maintains cash in bank deposit accounts, which at times, exceed federally insured limits. At December 31, 2001, the Company had $34,428 in bank deposits, which exceeded federally insured limits.

Note 8 Legal Matters

The Company is subject to certain claims as follows:

In July 2001, the Company was notified of a claim for $99,750 relating to payment on certain equipment leases to a leasing company controlled by the former sole stockholder of the Company. The Company responded to this claim noting that under the Purchase and Sale Agreement between the seller of Traderight Corp. and the purchaser, Tradeology Securities, LLC, all lease obligations were to be assumed by the seller. Through the date of the

accompanying audit report, no formal legal action has been initiated by the plaintiff on this claim.

In January 2002, the Company was notified that it was liable under a telephone system lease for $49,967. The Company believes that this lease should have been assumed by the seller of Traderight Corp. pursuant to the terms of the Purchase and Sale Agreement discussed above. However, while terms of the telephone lease agreement relating to transferability are being reviewed by management, the Company has accrued a contingent liability of $42,878, which equals the $49,967 claim, less a deposit of $7,094 provided to that lessor in a prior period.

Note 9 Related Party Transactions

During 2001, while an S Corporation, the Company sold property and equipment with a book value of $391,944 to an affiliate of the sole stockholder for $130,000 cash. The loss of $261,944 was recorded as a stockholder distribution.

The Company uses office space of its Parent and paid $5,000 to the Parent in 2001 for its usage.

Note 10 Income Taxes

There was no income tax from January 1, 2001 through April 30, 2001 since the S Corporation losses were passed through to the sole stockholder.

There was no income tax expense for the period from May 1, 2001 through December 31, 2001 (C Corporation tax status) due to the Company's net losses.

The Company's tax expense (benefit) differs from the "expected" tax expense (benefit) for the year ended December 31, 2001 (computed by applying the Federal Corporate tax rate of 34% to loss before taxes), as follows:

Computed "expected" tax expense (benefit)	$	(98,564)
Effect of net operating losses		98,564
	$	-

The effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2001 are as follows:

Deferred tax assets:		
Net operating loss carryforward	$	33,320
Total gross deferred tax assets		33,320
Less valuation allowance		(33,320)
Net deferred tax assets	$	-

The Company has a net operating loss carryforward of approximately $98,000, which has accumulated since May 1, 2001, the first day of the Company's existence as a C Corporation after the S Corporation termination. There was no valuation allowance at December 31, 2000 or April 30, 2001. The increase in the valuation allowance in 2001 was $33,320.

Note 11 Trading Losses

Trading losses consist of the following for the year ended December 31, 2001:

Trading losses	$	(351,300)
Unrealized gains		11,396
	$	(339,904)

SUPPLEMENTAL INFORMATION

Traderight Corp.
(d/b/a Traderight Securities)

Schedule I

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2001

Net Capital Computation		
Total Stockholders' Equity	$	2,678,128
Deduction and/or Charges:		
Non-allowable Assets		
Officer loans		11,408
Prepaid expenses		9,668
Deposits		7,503
JBO investment in clearing organization		10,000
Total Non-Allowable Assets		38,579
Net Capital Before Haircuts		2,639,549
Haircut on positions		544,514
Haircut on Money Market		20
Net Capital		2,095,015
Required Minimum Capital		100,000
Excess Net Capital	$	1,995,015
Aggregate Indebtedness		
Aggregate indebtedness as included in Statement of Financial Condition		
Accounts payable and accrued expenses	$	59,899
Ratio of Aggregate Indebtedness to Net Capital		0.0286 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net Capital, per the December 31, 2001 Unaudited FOCUS Report, as filed	$	2,095,015
Net Audit Adjustments		-
Net Capital, per the December 31, 2001 audited report, as filed	$	2,095,015

Traderight Corp.
(d/b/a Traderight Securities)

Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2001

The Company is exempt from Rule 15c3-3 as no customer funds or securities are held.

Therefore, the following reports are not presented:

A. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

B. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

To the Board of Directors of:
Traderight Corp.
(d/b/a Traderight Securities)

In planning and performing our audit of the financial statements and supplemental schedules of Traderight Corp. (d/b/a/ Traderight Securities) (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives on internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

20283 State Road 7, Suite 300 • Boca Raton, FL 33498
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA SEC Practice Section

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operations of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SALBERG & COMPANY, P.A.
Boca Raton, Florida
January 28, 2002